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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of April, 2003







                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F _____




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ____ No __X__




    If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __N/A__


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                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS


                                                                                                           Page

Item 1.    Announcement of Reduction in Value of Marketable Securities Held by the Company                   3
Signature                                                                                                    4

Exhibit Index                                                                                                5

Exhibit 1     Announcement of Reduction in Value of Marketable Securities Held by the Company                1


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Item 1. ANNOUNCEMENT OF REDUCTION IN VALUE OF MARKETABLE SECURITIES HELD BY THE
COMPANY

         On April 3, 2003 we announced the reduction in value of marketable securities held by the Company as of March 31, 2003. Attached as Exhibit 1 hereto is an English translation of this announcement.






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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    WACOAL CORP.
                                    (Registrant)



                                    By:  /s/  Nobuhiro Matsuda
                                         -----------------------------------
                                         Nobuhiro Matsuda
                                         Corporate Officer
                                         Director of Finance, Corporate Planning


Date:  April 8, 2003


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                                  EXHIBIT INDEX

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                                                                                                 Page

Exhibit 1    Announcement of Reduction in Value of Marketable Securities Held by the               1
             Company


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